Axos Clearing LLC

Statement of financial condition for the Year Ended June
30, 2021 and Report of Independent Registered Public
Accounting Firm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 AND ENDING 06/30/2021

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axos Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Farnam Street, Suite 800

(No. and Street)

Omaha	Nebraska	68102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Brant   402-384-2101

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP

(Name – *if individual, state last, first, middle name*)

3570 Carmel Mountain Road	San Diego	CA	92130
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Brant , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Axos Clearing LLC , as
of June 30 , 20 21 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



General Notary - State of Nebraska
TINA A. BRATETIC
My Comm. Exp. Nov. 30, 2021.

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Report of Independent Registered Public Accounting Firm

To the Board of Managers
Axos Clearing, LLC
Omaha, Nebraska

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Axos Clearing, LLC (the "Broker-Dealer") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2019.

San Diego, California
September 10, 2021

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Clearing, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS

CASH AND CASH EQUIVALENTS	$	21,331,670
CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS		322,152,537
DEPOSITS WITH CLEARING ORGANIZATIONS		28,033,669
SECURITIES OWNED - At fair value		4,752,913
RECEIVABLE FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS		42,304,743
RECEIVABLE FROM CUSTOMERS - NET		325,372,276
SECURITIES BORROWED		619,088,024
NOTES RECEIVABLE		2,138,413
PROPERTY AND EQUIPMENT - NET		3,869,153
GOODWILL AND INTANGIBLE ASSETS - NET		51,985,410
OTHER ASSETS		12,952,663
TOTAL ASSETS	$	1,433,981,471

LIABILITIES AND MEMBER'S EQUITY

PAYABLE TO BANKS	$	36,200,000
PAYABLE TO PARENT		25,000,000
PAYABLE TO CUSTOMERS		497,098,019
SECURITIES LOANED		728,987,628
PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS		38,326,987
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES		8,217,710
SUBORDINATED BORROWINGS		3,000,000
TOTAL LIABILITIES		1,336,830,344
MEMBER'S EQUITY		97,151,127
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,433,981,471

See notes to statement of financial condition.

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Clearing, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED JUNE 30, 2021

1. **ORGANIZATION AND NATURE OF OPERATIONS**

   Organization — Axos Clearing LLC (the "Company") is a wholly-owned subsidiary of Axos Clearing, Inc., a wholly owned subsidiary company of Axos Financial, Inc. (the "Parent") and is headquartered in Omaha, Nebraska. The Company is a Delaware Limited Liability Company formed on January 21, 2004.

   Nature of Operations — The Company is a securities broker-dealer and provides clearing services to other broker-dealers on a fully disclosed and omnibus basis throughout the United States. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and the various securities exchanges in which it maintains membership.

   The Company is closely monitoring the developments of and uncertainties caused by the COVID-19 pandemic.The Company continues to take actions, such as limiting business travel to support customers, employees, and partners.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   Cash and Cash Equivalents — The Company defines cash and cash equivalents as all cash balances and highly liquid investments with original maturities of three months or less, that are not segregated and deposited for regulatory purposes, at the time of purchase. While the Company's cash and cash equivalents are on deposit with high-quality institutions, such deposits exceed Federal Deposit Insurance Corporation insured limits.

   Cash Segregated in Compliance with Federal and Other Regulations — Cash segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

   Receivables from and Payables to Brokers or Dealers and Clearing Organizations — Receivables from/payables to brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities. In addition, the net receivable or payable arising from unsettled trades is reflected in either the receivable or payable line item on the statement of financial condition. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Due to the this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Customer Transactions — Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis in the statement of financial condition. Receivables from customers are generally fully secured by securities held in the customer accounts. To the extent that margin loans and other receivables from customers are not fully collateralized by custommert securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the customer or the customer's advisor and the Company's historical experience in collecting on such transactions. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Securities Owned — Securities owned are valued at fair value based and recorded on a trade date basis. The Company held municipal obligations classified as trading securities and had maturities greater than ten years. The Company also owned preferred and common stock of the Depository Trust Clearing Corporation ("DTCC") and other various securities. Additional detail of securities owned as of June 30, 2020 is provided within Note 6.

Securities Borrowed and Securities Loaned — Securities Borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited with the Company as permitted under contractual provisions.

Allowance for Credit Losses — The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Other Expenses on the Statement of Income.

Property and Equipment — Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 7 years.

Impairment of Long-Lived Assets —The Company reviews long-lived assets for impairment annually and whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset

will be written down to its estimated fair value, which is based primarily on expected discounted future cash flows. No impairment charges were recorded during the year ended June 30, 2021.

Income Taxes — The Company has elected, under the provision of the Internal Revenue Code, to be treated as a disregarded entity, under the entity classification domestic default rules. The income and losses of the Company pass through to the Parent who incurs the tax obligation or receives the tax benefit.

Goodwill and Customer Intangible — Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. Intangible assets that have finite lives, such as customer relationship intangibles, are amortized over their estimated useful lives. Goodwill and Customer Relationshipt Intangibles are included within Goodwill and Intangible Assets, Net on the Statement of Financial Condition.

The Company performs annual impairment tests of its goodwill as of March 31. The goodwill impairment test requires the Company to make judgments in determining what assumptions to use in the calculation. The process consists of estimating the fair value based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transaction and trading multiples of the Company's peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the Company, which includes the goodwill. If the estimated fair value is less than the carrying value, the Company will recognize an impairment charge.

Finite-lived intangible assets are tested for impairment periodically at the asset group level if events or circumstances indicate the carrying amount of the asset group may not be recoverable. If there are indicators that the asset group is not recoverable then an impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. Intangible assets (other than goodwill) are amortized to amortization expense on the Statement of Income, using accelerated or straight-line methods over their respective estimated useful lives. As of and for the year ended June 30, 2021 there was no impairment.

At June 30, 2021, Goodwill of $35,501,150 was included within Goodwill and Intangible Assets, Net on the Statement of Financial Condition. For the year ended June 30, 2021the Company concluded that the goodwill was not impaired.

The Company maintains customer relationship intangibles which are being amortized over a 15 and 9 year periods depending on the size of the relationship. The Company reviews intangibles for impairment annually and whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. No impairment charges were recorded during the year ended June 30, 2021. The Company's customer relationship intangible assets are summarized as follows June 30, 2021:

Weighted-Average Useful Lives (Years)		12
Gross value	$	19,493,148
Accumulated Amortization		(3,008,889)
Net Carrying Amount	$	16,484,259
Amortization expense for the years ended June 30,		
2022		1,504,444
2023		1,504,444
2024		1,504,444
2025		1,504,444
2026		1,504,444
Thereafter	$	8,962,039

Recently Adopted Accounting Pronouncements —

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-13 effective July 1, 2020. The Company has evaluated all areas of the Company's financials determined to be within scope of ASC 2016-13 and determined there was no material impact upon adoption. The following discusses significant areas evaluated practical expediants elected.

Financial assets measured at amortized cost basis that are eligible for the collateral maintenance practical expedient. Many of the Company's financial assets are eligible for the collateral maintenance practical expedient. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as

of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Certain off-balance sheet credit exposures. The Company estimates credit losses on certain off-balance sheet credit exposures as disclose in Note 15. Other than the estimation of the probability of funding on such arrangements, the allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For off-balance sheet credit exposures, the allowance for credit losses, if any, is reported as a liability.

Changes in the allowance for credit losses are reported in Other Expenses on the Statement of Income if there were any changes.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2021:

Receivable:		
Brokers and dealers	$	38,074,347
Securities failed to deliver		4,230,396
	$	42,304,743
Payable:		
Brokers and dealers	$	28,515,588
Securities failed to receive		7,123,829
Clearing organizations		2,687,570
	$	38,326,987

Receivables related to securities are collateralized by the underlying securities. The total amount of broker-dealer allowance for credit losses recorded as of June 30, 2021 is $18,092,385. The allowance for credit losses recorded is primarily due to a single receivable of $15,467,662.

4. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. The customer receivables are recorded net of an allowance for credit losses of $804,006.

				6/30/2021
		Receivable		Payable
Margin loans		325,372,276		
Customer cash balances	$	-	$	497,098,019
	$	325,372,276	$	497,098,019

5.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. There were no Level 1 assets or liabilities.

Level 2 — Inputs are observable, either directly or indirectly, but do not qualify as Level 1 inputs. The Company's Level 2 assets and liabilities include: debt obligations of U.S. government and agencies and state and municipal obligations.

Level 3 — Inputs are unobservable inputs for the asset or liability and typically reflect the Company's assumptions that it believes market participants would use in pricing the asset or liability. This category includes unregistered equity securities.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the availability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

At June 30, 2021, the Company's assets measured at fair value consist of the following:

Assets:	Level 1	Level 2	Level 3	Total
Equities	$ -	$ 90,552	$2,744,975	$2,835,527
State and Municipal obligations	-	1,892,558	-	1,892,558
Total assets at fair value	$ -	$1,983,110	$2,744,975	$4,728,085

The fair value of all other financial instruments reflected in the statement of financial condition consisting of primarily receivables from and payables to brokers, dealers and clearing organizations and customers, securities borrowed and loaned, payable to banks, and notes receivable approximates the carrying value due to the short-term nature and pricing characteristics of the financial instruments.

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2021:

Furniture and equipment	$ 3,955,224
Software	2,720,466
Capital leased assets	2,004,608
	8,680,298
Less accumulated depreciation and amortization	(4,811,145)
Property and equipment, net	$ 3,869,153

7. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On June 30, 2021, the Company had net capital of $35,950,030 which was $27,904,407 in excess of the required net capital requirement of $8,045,623. The Company's percentage of net capital to aggregate debit items was 8.94%. Under the alternate method, the Company may not repay subordinated debt, pay cash distributions, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At June 30, 2021, the Company had a deposit requirement of $258,084,814 and maintained a deposit of $251,150,430. On July 1, 2021, the Company made a deposit of $12,000,000.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At June 30, 2021, the Company had a deposit requirement of $73,581,870 and maintained a deposit of $71,002,107. On July 1, 2021, the Company made a deposit of $3,600,000.

8. OFFSETTING OF SECURITIES FINANCING AGREEMENTS

The Company enters into securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and customer securities lending. The Company manages credit exposure from certain transactions by entering into master securities lending agreements. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of a counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts as of June 30, 2021:

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Collateral	Net Assets/ Liabilities
Assets:					
Securities borrowed	$619,088,024	$ -	$ 619,088,024	$(619,088,024)	$ -
Liabilities:					
Securities loaned	$728,987,628	$ -	$ 728,987,628	$(728,987,628)	$ -

The securities loaned transactions represent equities with an overnight and open maturity classification.

9. BENEFIT PLANS

The Company offered two different 401(k) plans during the year ended June 30, 2021. One plan was a legacy plan ("Old Plan") offered by the Company to employees prior to being acquired by the Parent and another is the plan offered by the current parent ("Current Plan"). During the year ended June 30, 2021, the Company merged all participants into the Current Plan and ended the Old Plan. Under both plans, substantially all of its employees could participate in the plans. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company provided an employer matching contribution to each of the 401(k) plans based on an employee's designated deferral of their eligible compensation and continues to offer employer matching under the Current Plan.

10. PAYABLE TO BANKS AND AFFILIATE BANK

The Company has a total of $170,000,000 uncommitted secured lines of credit available for borrowing as needed. As of June 30, 2021, borrowings outstanding totaled $36,200,000. These credit facilities bear interest at rates based on the Federal Funds rate and are due upon demand. As of June 30, 2020, the rate was 1.75%. The credit facilities have no expiration date.

The Company has a $50,000,000 committed unsecured line of credit available for limited purpose borrowing. As of June 30, 2021, there were no borrowings outstanding. This credit facility expires in October 2021. The line of credit however can be reduced by $15,000,000 if net capital in excess of requirements is less than $25,000,000. The committed credit facilities contain financial and other

covenants. The Company was in compliance with all applicable covenants at June 30, 2020. As of June 30, 2020, the rate was 3.0%.

The Company has a $100,000,000 uncommitted unsecured line of credit available from the Parent. As of June 30, 2021, the Company had borrowed $25,000,000 on this line. These credit facilities bear interest at rates based on the Federal Funds rate and are due upon demand. As of June 30, 2021, the rate was 2.75%. The credit facilities have no expiration date.

11. COMMITMENTS AND CONTINGENCIES

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the ultimate outcome of these matters.

12. SUBORDINATED BORROWINGS FROM PARENT

As of June 30, 2021, the Company had borrowings of $3,000,000 under a subordinated loan facility from the Parent. The borrowing bears interest at a rate of 5.5% and matures on November 22, 2022. Interest payments on the subordinated borrowings are paid monthly to the Parent.

The borrowing was approved by FINRA as subordinated debt available in computing net capital under Rule 15c3-1. The debt facility is subordinated to the claims of general creditors and to the extent that the debt facility is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. FINRA requires more than three months advance notification of intent not to extend the maturity of a subordinated loan agreement.

13. RELATED PARTIES

The Company has an FDIC sweep program deposit account with Axos Bank, an affiliated company. While the deposit account is not an asset of the Company and is held for the exclusive benefit of the Company's customers, the Company does earn fees from the deposit account with the affiliate At June 30, 2021, there was a payable in the amount of $248,148. The Company held cash in the amount of $473,075 in related company bank accounts as of June 30, 2021. The Company sponsors a fully paid lending program whereby customers provide securities for securities lending. The Company receives cash as collateral from broker dealers and deposits this cash in an off balance sheet restricted deposit account at Axos Bank. As of June 30, 2021, $8,237,518 was held as such collateral by Axos Bank.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of June 30, 2021, non-customer and customer margin securities of approximately $402,889,301 and stock borrowings of approximately $619,088,024 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company utilized $728,987,628 of these available securities as collateral for securities loaned, $187,247,538 for bank loans, and $51,562,538 for OCC margin requirements.

The Company provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under

the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

15. SUBSEQUENT EVENTS

The Company purchased certain assets and liabilities of E*TRADE Advisors Services on August 2, 2021. The new line of business will operate under the name of Axos Advisor Services. The Company received a $54,885,630 capital contribution on August 2, 2021 from the Parent Company to fund this purchase.

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The Statement of Financial Condition filed pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934 is available for inspection at the Company's main office located at 1200 Landmark Center, Omaha, NE 68102 and at the Denver Regional Office of the Securities and Exchange Commission.